                                               Filed Pursuant to Rule: 424(b)(5)
                                                      Registration No: 333-44106

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED SEPTEMBER 18, 2000)

                                   39,000,000

                                  [TYCO LOGO]

                                 COMMON SHARES

           ---------------------------------------------------------

    Tyco International Ltd. is offering 39,000,000 common shares. The common shares trade on the New York Stock Exchange and the Bermuda Stock Exchange under the symbol "TYC" and on the London Stock Exchange under the symbol "TYI". On May 31, 2001, the last sales price of the common shares as reported on the New York Stock Exchange was $57.45 per share.

    Lehman Brothers proposes to offer the 39,000,000 common shares from time to time for sale in negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Lehman Brothers has agreed to purchase the 39,000,000 common shares from us at $56.36 per share, resulting in approximately $2.2 billion in net proceeds to us, subject to the terms and conditions of an underwriting agreement.

    We have granted Lehman Brothers a 30-day option to purchase up to an additional 5,247,787 common shares to cover over-allotments, if any.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Lehman Brothers expects to deliver the common shares on or about June 6, 2001.

--------------------------------------------------------------------------------

                                LEHMAN BROTHERS

JUNE 1, 2001

                               TABLE OF CONTENTS

                        PROSPECTUS SUPPLEMENT
                                                                PAGE
                                                                ----

FORWARD LOOKING STATEMENTS..................................     S-1

TYCO........................................................     S-2

USE OF PROCEEDS.............................................     S-3

PRICE RANGE OF COMMON SHARES AND DIVIDENDS..................     S-4

CAPITALIZATION OF TYCO......................................     S-5

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TYCO.....     S-8

CERTAIN BERMUDA AND UNITED STATES FEDERAL INCOME TAX
  CONSEQUENCES..............................................    S-11

UNDERWRITING................................................    S-14

LEGAL MATTERS...............................................    S-17

EXPERTS.....................................................    S-17

                              PROSPECTUS

                                                               PAGE
                                                                ----

WHERE YOU CAN FIND MORE INFORMATION.........................      ii

FORWARD LOOKING INFORMATION.................................     iii

TYCO........................................................       1

USE OF PROCEEDS.............................................       1

RATIO OF EARNINGS TO FIXED CHARGES..........................       2

THE SECURITIES TYCO MAY OFFER...............................       3

DESCRIPTION OF THE DEBT SECURITIES..........................       3

DESCRIPTION OF THE PREFERENCE SHARES........................      11

DESCRIPTION OF THE DEPOSITARY SHARES........................      11

DESCRIPTION OF THE COMMON SHARES............................      14

PLAN OF DISTRIBUTION........................................      17

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES...........      18

LEGAL MATTERS...............................................      19

EXPERTS.....................................................      19

                              -------------------

    THE BERMUDA STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATIONS AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON ANY PART OF THE CONTENTS OF THIS DOCUMENT.

                           FORWARD LOOKING STATEMENTS

    Certain statements contained or incorporated by reference in this document are "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statement contained in this prospectus supplement and accompanying prospectus or in any document incorporated by reference in this prospectus supplement and accompanying prospectus, regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, earnings, cash flows, operating efficiencies, product expansion, backlog, financings and share repurchases, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Tyco, which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward looking statements include, among other things:

    - the impact of fluctuations in the price of Tyco common shares;

    - overall economic and business conditions;

    - the demand for Tyco's goods and services;

    - competitive factors in the industries in which Tyco competes;

    - changes in U.S. and non-U.S. government regulation;

    - changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations);

    - results of litigation;

    - interest rate fluctuations and other capital market conditions, including foreign currency rate fluctuations;

    - economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

    - the ability to achieve anticipated synergies in connection with the acquisition of The CIT Group, Inc. and other acquisitions;

    - the timing, impact and other uncertainties of future acquisitions by Tyco; and

    - the timing of construction and the successful operation of the TyCom Global Network, by Tyco's majority owned subsidiary, TyCom Ltd., Tyco's undersea cable communications business.

                                      TYCO

    Tyco is a diversified manufacturing and service company that, through its subsidiaries:

    - designs, manufactures and distributes electrical and electronic components and multi-layer printed circuit boards;

    - designs, engineers, manufactures, installs, operates and maintains undersea cable communications systems;

    - designs, manufactures and distributes disposable medical supplies and other specialty products;

    - designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and

    - designs, manufactures and distributes flow control products and provides environmental consulting services.

    In addition, as a result of our acquisition of CIT on June 1, 2001, we are a leading source of financing and leasing capital for companies in more than 30 industries, including many of today's leading industries and emerging businesses, offering vendor, equipment, commercial, factoring, consumer and structured financing capabilities. CIT commenced operations in 1908 and has developed a broad array of "franchise" businesses that focus on specific industries, asset types and markets, which are balanced by client, industry and geographic diversification.

    Tyco operates in more than 100 countries around the world and expects revenues for its fiscal year ending September 30, 2001 to exceed $37 billion.

    Tyco's strategy is to be the low-cost, high quality producer and provider in each of its markets. We promote our leadership position by investing in our existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of our existing operations and our business acquisitions, we seek to enhance shareholder value through increased earnings per share and strong cash flows.

    Tyco reviews acquisition opportunities in the ordinary course of business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

    Tyco is a Bermuda company whose registered and principal executive offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke HM 08, Bermuda, telephone (441) 292-8674. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833, and the telephone number there is (603) 778-9700.

    For additional information regarding the business of Tyco, please see Tyco's Form 10-K and other filings of Tyco with the SEC, which are incorporated by reference into this document.

CURRENT DEVELOPMENTS

    On May 17, 2001, Tyco announced that it had entered into a definitive agreement with Cambridge Protection Industries, L.L.C., a portfolio company of GTCR Golder Rauner, L.L.C., to acquire for cash its electronic security systems businesses, which includes SecurityLink, and provides services to approximately one million residential, commercial and government customers. The transaction is valued at approximately $1 billion and is subject to customary regulatory review. The businesses will be integrated within Tyco's Fire and Security Services segment and the transaction will be accounted for as a purchase.

    On May 30, 2001, Tyco announced that a subsidiary of Tyco had entered into a definitive agreement to acquire C.R. Bard, Inc., a multinational developer, manufacturer and marketer of healthcare products used for vascular, urological and oncological diagnosis and intervention, as well as surgical specialties. Tyco's subsidiary will acquire Bard in a tax-free stock-for-stock merger. In the merger, Bard shareholders will receive for each of their Bard shares either (1) Tyco common shares valued, based upon a measurement period just prior to the Bard shareholder vote, at $60.00, or, (2) if Tyco common shares are valued, based upon the measurement period, below $50.00, 1.2 Tyco common shares. Based on Tyco's May 29, 2001 closing share price on the New York Stock Exchange of $57.00, Tyco will issue approximately 55 million common shares in this transaction. The transaction is valued at approximately $3.2 billion, including the assumption of net debt. The merger is subject to customary regulatory review and approval by Bard shareholders. Bard will be integrated within Tyco's Healthcare group and the transaction will be accounted for as a purchase.

    On June 1, 2001, Tyco acquired CIT, an independent commercial finance company. Immediately prior to the consummation of the transaction, a subsidiary of Tyco purchased 71 million shares of CIT for approximately $2.5 billion in cash from Dai-Ichi Kangyo Bank, Ltd. Additionally, Tyco issued approximately
132.1 million common shares, valued at approximately $6.9 billion. Tyco is accounting for this acquisition as a purchase.

                                USE OF PROCEEDS

    We estimate that the net proceeds from this offering will be approximately $2.2 billion, after deducting certain offering expenses (approximately
$2.5 billion if the over-allotment option is exercised in full). We will use the net proceeds to repay a portion of the borrowings under our $5.855 billion commercial paper program which is backed by a long-term credit facility. As of May 30, 2001, there was $5.21 billion outstanding under this program, which was incurred primarily to finance recent acquisitions, and which bears interest at a weighted average rate of 4.52% and has current maturities of up to 90 days. For more information, see "Capitalization of Tyco." Pending the application of the net proceeds, we expect to invest the net proceeds from this offering in short-term interest-bearing securities.

                   PRICE RANGE OF COMMON SHARES AND DIVIDENDS

    Tyco common shares are listed and traded on the New York Stock Exchange ("NYSE"), the London Stock Exchange and the Bermuda Stock Exchange. The following table sets forth the high and low sales prices per Tyco common share, on the NYSE, as reported by Bloomberg Financial Markets, and the dividends paid on such shares, for the quarterly periods presented below. The price and dividends for Tyco common shares have been restated to reflect a two-for-one stock split distributed on October 21, 1999, which was effected in the form of a stock dividend.

                                                              TYCO COMMON SHARES    DIVIDEND PER
                                                              -------------------      COMMON
                                                                HIGH       LOW         SHARE
                                                              --------   --------   ------------
FISCAL 1999:
First Quarter...............................................  $39.5938   $20.1563      $0.0125
Second Quarter..............................................   39.9688    33.7500       0.0125
Third Quarter...............................................   47.4063    35.1875       0.0125
Fourth Quarter..............................................   52.9375    47.1250       0.0125

FISCAL 2000:
First Quarter...............................................  $53.8750   $23.0625      $0.0125
Second Quarter..............................................   53.2500    32.0000       0.0125
Third Quarter...............................................   51.3750    41.0000       0.0125
Fourth Quarter..............................................   59.1875    45.5625       0.0125

FISCAL 2001:
First Quarter...............................................  $58.8750   $44.5000      $0.0125
Second Quarter..............................................   63.2100    41.4000       0.0125
Third Quarter (through May 31, 2001)........................   59.3000    40.1500           --

    The payment of dividends by Tyco in the future will be determined by Tyco's board of directors and will depend on business conditions, Tyco's financial earnings and other factors.

                             CAPITALIZATION OF TYCO

    The following table sets forth the consolidated capitalization at March 31, 2001:

    (1) of Tyco on an actual basis;

    (2) of CIT on an actual basis (Tyco acquired CIT on June 1, 2001. See "Tyco" for more information);

    (3) of pro forma adjustments to give effect to:

       - changes in amounts outstanding under Tyco's $5.855 billion commercial paper program through May 30, 2001, primarily as a result of cash borrowings made to pay for acquisitions, including the $2.5 billion payment made to Dai-Ichi Kangyo Bank, Ltd. in connection with the consummation of the acquisition of CIT, the repurchase of treasury shares and the repayment of debt assumed in the acquisition of Scott Technologies, Inc.;

       - the issuance by Tyco of approximately 132.1 million common shares in connection with the acquisition of CIT and the issuance of approximately 7.4 million common shares in connection with the acquisition of Scott Technologies; and

       - changes in amounts outstanding under CIT's commercial paper program and changes in the amounts outstanding of CIT's variable-rate senior notes and fixed-rate senior notes through May 31, 2001;

    (4) on a pro forma basis combining Tyco and CIT and giving effect to the pro forma adjustments described in (3) above; and

    (5) as adjusted to give effect to the issuance of the common shares and the application of the net proceeds from their sale.

                                                                            MARCH 31, 2001
                                                     -------------------------------------------------------------
                                                       TYCO         CIT        PRO FORMA     PRO FORMA      AS
                                                      ACTUAL      ACTUAL      ADJUSTMENTS    COMBINED    ADJUSTED
                                                     ---------   ---------   -------------   ---------   ---------
                                                                  ($ IN MILLIONS, EXCEPT SHARE DATA)
Loans payable and current portion of long-term
  debt:............................................  $ 1,400.1   $19,048.3     $  131.6      $20,580.0   $20,580.0
Long-term debt:
  Commercial paper program.........................  $ 1,793.8          --     $3,415.5      $5,209.3    $ 3,011.3
  Euro commercial paper program....................      165.7          --           --         165.7        165.7
  CIT commercial paper program.....................         --     9,662.9        131.6       9,794.5      9,794.5
  CIT subordinated fixed rate notes due 2001.......         --       100.0           --         100.0        100.0
  6.5% public notes due 2001.......................      299.8          --           --         299.8        299.8
  6.125% public notes due 2001.....................      749.8          --           --         749.8        749.8
  Floating rate euro denominated private placement
    notes due 2002.................................       66.5          --           --          66.5         66.5
  6.875% private placement notes due 2002..........    1,026.0          --           --       1,026.0      1,026.0
  CIT variable rate senior notes due 2001 through
    2003 (1).......................................         --    10,798.3        112.1      10,910.4     10,910.4
  6.0% notes due 2003..............................       81.1          --           --          81.1         81.1
  5.875% public notes due 2004.....................      398.4          --           --         398.4        398.4
  6.375% public notes due 2004.....................      104.8          --           --         104.8        104.8
  6.375% public notes due 2005.....................      745.3          --           --         745.3        745.3
  6.75% notes due 2005.............................       91.3          --           --          91.3         91.3
  6.375% public notes due 2006.....................      991.0          --           --         991.0        991.0
  6.125% euro denominated public notes due 2007....      527.4          --           --         527.4        527.4
  6.5% notes due 2007..............................       99.1          --           --          99.1         99.1
  6.125% public notes due 2008.....................      395.8          --           --         395.8        395.8
  7.2% notes due 2008..............................      398.9          --           --         398.9        398.9
  7.25% senior notes due 2008......................        8.2          --           --           8.2          8.2
  6.125% public notes due 2009.....................      367.6          --           --         367.6        367.6
  Zero coupon Liquid Yield Option Notes ("LYONs")
    due 2010.......................................       31.2          --           --          31.2         31.2
  6.75% public notes due 2011......................      991.5          --           --         991.5        991.5
  7.0% debentures due 2013.........................       99.0          --           --          99.0         99.0
  6.25% public Dealer Remarketable Securities due
    2013...........................................      756.0          --           --         756.0        756.0
  Zero coupon convertible debentures due 2020......    3,473.4          --           --       3,473.4      3,473.4
  Zero coupon convertible debentures due 2021......    2,255.4          --           --       2,255.4      2,255.4
  CIT fixed rate senior notes due 2001 through 2022
    (1)............................................         --    17,157.0        588.6      17,745.6     17,745.6
  9.5% public debentures due 2022..................       49.0          --           --          49.0         49.0
  8.0% public debentures due 2023..................       50.0          --           --          50.0         50.0
  7.0% public notes due 2028.......................      492.8          --           --         492.8        492.8
  6.875% public notes due 2029.....................      781.5          --           --         781.5        781.5
  3.5% yen denominated private placement notes due
    2030...........................................      242.6          --           --         242.6        242.6
  Other............................................      727.0          --           --         727.0        727.0
                                                     ---------   ---------     --------      ---------   ---------
      Total debt...................................   18,259.9    37,718.2      4,247.8      60,225.9     58,027.9
      Less current portion.........................    1,400.1    19,048.3        131.6      20,580.0     20,580.0
                                                     ---------   ---------     --------      ---------   ---------
      Total long-term debt.........................   16,859.8    18,669.9      4,116.2      39,645.9     37,447.9
                                                     ---------   ---------     --------      ---------   ---------
Mandatorily redeemable preference shares...........         --       250.0           --         250.0        250.0
Shareholders' equity:
  Preference shares, $1 par value, 125,000,000
    authorized, none issued........................         --          --           --            --           --
  Common shares, $0.20 par value, 2,500,000,000
    shares authorized; 1,752,768,324 Tyco shares
    outstanding (1,892,248,928 Tyco shares
    outstanding on a pro forma combined basis and
    1,931,248,928 Tyco shares outstanding on an as
    adjusted basis), net of 6,244,508 Tyco shares
    owned by subsidiaries (2)......................      350.6         2.7         25.2         378.5        386.3

                                                                            MARCH 31, 2001
                                                     -------------------------------------------------------------
                                                       TYCO         CIT        PRO FORMA     PRO FORMA      AS
                                                      ACTUAL      ACTUAL      ADJUSTMENTS    COMBINED    ADJUSTED
                                                     ---------   ---------   -------------   ---------   ---------
                                                                  ($ IN MILLIONS, EXCEPT SHARE DATA)
  Capital in excess:
    Share premium..................................    5,580.1          --           --       5,580.1      7,770.3
    Contributed surplus, net of deferred
      compensation of $174.4.......................    5,181.8     3,402.8      3,839.2      12,423.8     12,423.8
Accumulated earnings...............................   10,500.3     2,736.9     (2,736.9)     10,500.3     10,500.3
Accumulated other comprehensive loss...............   (1,036.5)     (171.8)       171.8      (1,036.5)    (1,036.5)
                                                     ---------   ---------     --------      ---------   ---------
      Total shareholders' equity...................   20,576.3     5,970.6      1,299.3      27,846.2     30,044.2
                                                     ---------   ---------     --------      ---------   ---------
      Total capitalization.........................  $37,436.1   $24,640.5     $5,415.5      $67,492.1   $67,492.1
                                                     =========   =========     ========      =========   =========

--------------------------

(1) These CIT senior notes are not an obligation of Tyco, and Tyco has not guaranteed these notes.

(2) The "CIT Actual" column reflects 262,258,673 shares of CIT common stock with a par value of $0.01 per share outstanding prior to Tyco's acquisition of CIT.

           SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF TYCO(1)

    The following table sets forth selected consolidated financial information of Tyco for the six months ended March 31, 2001 and 2000, the fiscal years ended September 30, 2000, 1999 and 1998, the nine months ended September 30, 1997 and the year ended December 31, 1996. The selected financial information for the six months ended March 31, 2001 and 2000 was derived from the unaudited Consolidated Financial Statements included in Tyco's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001. The data presented for Tyco for the six months ended March 31, 2001 and 2000 are unaudited and, in the opinion of Tyco's management, include all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of such data. Tyco's results for the six months ended March 31, 2001 are not necessarily indicative of the results to be expected for the fiscal year ending September 30, 2001. The selected financial information for Tyco for the fiscal years ended September 30, 2000, 1999 and 1998 was derived from the audited Consolidated Financial Statements included in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000. The selected financial information for the nine months ended September 30, 1997 was derived from the audited Consolidated Financial Statements included in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000. The selected financial information for the year ended December 31, 1996 was derived from the audited Consolidated Financial Statements included in Tyco's Current Report on Form 8-K filed on June 3, 1999.

    The information should be read in conjunction with the historical financial statements and related notes contained in the annual, quarterly and other reports filed by Tyco with the SEC.

                                                                                                      NINE MONTHS
                                   SIX MONTHS ENDED MARCH 31,        YEAR ENDED SEPTEMBER 30,            ENDED        YEAR ENDED
                                   ---------------------------   ---------------------------------   SEPTEMBER 30,   DECEMBER 31,
                                     2001(2)        2000(2)       2000(3)     1999(4)     1998(5)     1997(6)(7)     1996 (8)(9)
                                   ------------   ------------   ---------   ---------   ---------   -------------   ------------
                                           (UNAUDITED)
                                                                (IN MILLIONS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Net sales........................   $ 16,918.7     $13,708.7     $28,931.9   $22,496.5   $19,061.7     $12,742.5       $14,671.0
Operating income.................      3,085.0       2,536.9       5,474.4     2,190.8     1,948.1         125.8           587.4
Income (loss) from continuing
  operations.....................      2,156.5       1,612.7       4,520.1     1,067.7     1,168.6        (348.5)           49.4
Income (loss) from continuing
  operations per common share:
    Basic........................         1.24          0.95          2.68        0.65        0.74         (0.24)           0.02
    Diluted......................         1.22          0.94          2.64        0.64        0.72         (0.24)           0.02
Cash dividends per common
  share(10)......................                                         See (11) below.
CONSOLIDATED BALANCE SHEET DATA
  (END OF PERIOD):
  Total assets...................   $ 53,440.7                   $40,404.3   $32,344.3   $23,440.7     $16,960.8       $14,686.2
  Long-term debt.................     16,859.8                     9,461.8     9,109.4     5,424.7       2,785.9         2,202.4
  Shareholders' equity...........     20,576.3                    17,033.2    12,369.3     9,901.8       7,478.7         7,022.6

------------------------

(1) On April 2, 1999, October 1, 1998, August 29, 1997 and August 27, 1997, Tyco merged with AMP Incorporated, United States Surgical Corporation, Keystone International, Inc. and Inbrand Corporation, respectively. On July 2, 1997, Tyco, formerly called ADT Limited, merged with Tyco International Ltd., a Massachusetts corporation at the time ("Former Tyco"). These five combinations were accounted for under the pooling of interests method of accounting. As such, the consolidated financial data presented above include the effect of the mergers, except for the period prior to January 1, 1997, which does not include Inbrand due to immateriality.

(2) Operating income in the six months ended March 31, 2001 includes a charge of $184.3 million for the write-off of purchased in-process research and development, a non-recurring charge of $39.0 million related to the write-up of inventory under purchase accounting, a charge of $25.1 million for the impairment of long-lived assets and a net credit of $2.3 million for restructuring and other non-recurring items. Operating income in the six months ended March 31, 2000 includes charges of $99.0 million for the impairment of long-lived assets and a net credit of $74.4 million for merger, restructuring and other non-recurring items. See Notes 2, 6 and 7 to the Consolidated Financial Statements contained in Tyco's quarterly report on Form 10-Q for the quarterly period ended March 31, 2001, which is incorporated by reference in this document.

(3) Operating income in the fiscal year ended September 30, 2000 includes a net charge of $176.3 million, of which $1.0 million is included in cost of sales, for restructuring and other non-recurring charges, and charges of $99.0 million for the impairment of long-lived assets. See Notes 12 and 16 to the Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000, which is incorporated by reference in this document. Income from continuing operations for the fiscal year ended September 30, 2000 includes a one-time pre-tax gain of $1,760.0 million related to the issuance of common shares by a subsidiary. See Note 15 to the Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K for the fiscal year ended
    September 30, 2000.

(4) Operating income in the fiscal year ended September 30, 1999 includes charges of $1,035.2 million for merger, restructuring and other non-recurring charges, of which $106.4 million is included in cost of sales, and charges of $507.5 million for the impairment of long-lived assets related to the mergers with U.S. Surgical Corporation and AMP and AMP's profit improvement plan. See Notes 12 and 16 to the Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

(5) Operating income in the fiscal year ended September 30, 1998 includes charges of $80.5 million primarily related to costs to exit certain businesses in U.S. Surgical Corporation's operations and restructuring charges of $12.0 million related to the continuing operations of U.S. Surgical Corporation. In addition, AMP recorded restructuring charges of $185.8 million in connection with its profit improvement plan and a credit of $21.4 million to restructuring charges representing a revision of estimates related to its 1996 restructuring activities. See Note 16 to the Consolidated Financial Statements contained in Tyco's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

(6) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 is presented.

(7) Operating income in the nine months ended September 30, 1997 includes charges related to merger, restructuring and other non-recurring costs of $917.8 million and impairment of long-lived assets of $148.4 million primarily related to the mergers and integration of ADT, Former Tyco, Keystone, and Inbrand, and charges of $24.3 million for litigation and other related costs and $5.8 million for restructuring charges in U.S. Surgical Corporation's operations. The results for the nine months ended
    September 30, 1997 also include a charge of $361.0 million for the write-off of purchased in-process research and development related to the acquisition of the submarine systems business of AT&T Corp.

(8) Prior to their respective mergers, ADT, Keystone, U.S. Surgical Corporation and AMP had December 31 fiscal year ends and Former Tyco had a June 30 fiscal year end. The selected consolidated financial data have been combined using a December 31 fiscal year end for ADT, Keystone, Former Tyco, U.S. Surgical Corporation and AMP for the year ended December 31, 1996.

(9) Operating income in 1996 includes non-recurring charges of $744.7 million related to the adoption of Statement of Financial Accounting Standards
    No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of," $237.3 million related principally to the restructuring of ADT's electronic security services business in the United States and the United Kingdom, $98.0 million to exit various product lines and manufacturing operations associated with AMP's operations and $8.8 million of fees and expenses related to ADT's acquisition of Automated Security (Holdings) plc, a United Kingdom company.

(10) Per share amounts have been retroactively restated to give effect to the mergers with Former Tyco, Keystone, Inbrand, U.S. Surgical Corporation and AMP; a 0.48133 reverse stock split (1.92532 after giving effect to the subsequent stock splits) effected on July 2, 1997; and two-for-one stock splits distributed on October 22, 1997 and October 21, 1999, both of which were effected in the form of a stock dividend.

(11) Tyco has paid a quarterly cash dividend of $0.0125 per common share since July 2, 1997, the date of the Former Tyco/ADT merger. Prior to the merger with ADT, Former Tyco had paid a quarterly cash dividend of $0.0125 per share of common stock since January 1992. ADT had not paid any dividends on its common shares since 1992. U.S. Surgical Corporation paid quarterly dividends of $0.04 per share in the year ended September 30, 1998 and the nine months ended September 30, 1997 and aggregate dividends of $0.08 per share in 1996. AMP paid dividends of $0.27 per share in the first two quarters of the year ended September 30, 1999, $0.26 per share in the first quarter and $0.27 per share in the last three quarters of the year ended September 30, 1998, $0.26 per share in each of the three quarters of the nine months ended September 30, 1997 and aggregate dividends of $1.00 per share in 1996. The payment of dividends by Tyco in the future will depend on business conditions, Tyco's financial condition and earnings and other factors.

       CERTAIN BERMUDA AND UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

BERMUDA TAX CONSEQUENCES

    In the opinion of Appleby Spurling & Kempe, attorneys in Bermuda for Tyco, as of the date hereof, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable in respect of capital gains realized on a disposition of Tyco common shares or in respect of distributions by Tyco with respect to Tyco common shares. Furthermore, Tyco has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 an undertaking that, in the event of there being enacted in Bermuda any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital assets, gain or appreciation or any tax in the nature of an estate or inheritance tax or duty, the imposition of such tax shall not be applicable to Tyco or any of its operations, nor to its common shares nor to obligations of Tyco until the year 2016. This undertaking applies to Tyco common shares. It does not, however, prevent the application of Bermuda taxes to persons ordinarily resident in Bermuda.

UNITED STATES TAX CONSEQUENCES

    The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of Tyco common shares. The discussion which follows is based on the U.S. Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative rulings and pronouncements and judicial decisions as of the date hereof, all of which are subject to change, possibly with retroactive effect. Any such change could alter the tax consequences discussed in this document.

    The discussion below is for general information only and, except where specifically noted, does not address the effects of any state, local or non-U.S. tax laws. In addition, the discussion below relates to persons who hold Tyco common shares as capital assets. Moreover, this discussion does not purport to deal with persons in special tax situations, such as partners of partnerships that hold Tyco common shares, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, broker-dealers, persons who hold Tyco common shares as part of a straddle, conversion transaction, constructive sale or other arrangement involving more than one position, U.S. expatriates, and U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.

    As used in this section, a "U.S. Holder" means a beneficial owner of Tyco common shares who is, for U.S. federal income tax purposes:

    - a citizen or resident of the United States;

    - a corporation, partnership or other entity, other than a trust, created or organized in or under the laws of the U.S. or any political subdivision thereof;

    - an estate whose income is subject to U.S. federal income tax regardless of its source; or

    - a trust if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or a trust that has a valid election in effect under applicable U.S. treasury regulations to be treated as a U.S. person.

    As used in this section, a non-U.S. Holder is a beneficial owner of Tyco common shares who is not a U.S. Holder.

U.S. HOLDERS

    DISTRIBUTIONS

    Distributions made to U.S. Holders of Tyco common shares (other than distributions in liquidation and other than certain distributions of shares of Tyco or of rights to receive shares of Tyco) will be treated as dividends and taxable as ordinary income to the extent that such distributions are made out of Tyco's current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of any distribution exceeds Tyco's current and accumulated earnings and profits for a taxable year, the excess will be treated as a tax-free return of capital which reduces such U.S. Holder's tax basis in the Tyco common shares to the extent thereof, and thereafter as capital gain. The U.S. federal income tax treatment described in the immediately preceding sentence applies whether or not such distributions are treated as a return of capital for non-tax purposes. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution by Tyco. U.S. Holders of Tyco common shares that are corporations generally will not be entitled to claim a dividends-received deduction with respect to distributions by Tyco, because Tyco is not a U.S. corporation.

    Amounts taxable as dividends generally will be treated as foreign source "passive" income for purposes of computing the foreign tax credit allowable under U.S. federal tax laws. The rules relating to foreign tax credits and the timing thereof are extremely complex, and U.S. Holders should consult their own tax advisors with regard to the availability of foreign tax credits and the application of the foreign tax credit limitations to their particular situations.

    DISPOSITION

    Gain or loss recognized by a U.S. Holder of Tyco common shares on the sale, exchange or other taxable disposition of Tyco common shares will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized on such sale, exchange or other disposition and such U.S. Holder's adjusted tax basis in the Tyco common shares surrendered. Such gain or loss will be long-term capital gain or loss if such U.S. Holder's holding period for its Tyco common shares is more than one year. Net long-term capital gain recognized by an individual U.S. Holder generally will be subject to a maximum tax rate of 20%. Any gain or loss so recognized generally will be from a U.S. source.

    INFORMATION REPORTING AND BACKUP WITHHOLDING

    Certain U.S. Holders may be subject to information reporting with respect to payments of dividends on, and the proceeds of the disposition of, Tyco common shares. U.S. Holders who are subject to information reporting and who do not provide appropriate information when requested may be subject to backup withholding at a 31% rate. The amount of any backup withholding from a payment to a U.S. Holder will be allowable as a refund or credit against such holder's U.S. federal income tax liability, provided that the required information or appropriate claim for refund is furnished to the U.S. Internal Revenue Service. U.S. Holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on, and dispositions of, Tyco common shares.

NON-U.S. HOLDERS

    DISTRIBUTIONS AND DISPOSITION

    In general, and subject to the discussion below under "Information Reporting and Backup Withholding," a non-U.S. Holder will not be subject to U.S. federal income or withholding tax on income from distributions with respect to, or gain upon the disposition of, Tyco common shares, unless either (1) the income or gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business in the U.S. (or, in the case of a non-U.S. Holder that is a treaty resident, the income or gain is attributable to a permanent establishment or fixed base in the U.S.) or (2) in the case of gain realized by an individual non-U.S. Holder upon a disposition of Tyco common shares, the non-U.S. Holder is present in the U.S. for 183 days or more in the taxable year of the sale and certain other conditions are met.

    In the event that clause (1) in the preceding paragraph applies, such income or gain generally will be subject to regular U.S. federal income tax in the same manner as if such income or gain, as the case may be, were realized by a U.S. Holder. In addition, if such non-U.S. Holder is a corporation, such income or gain may be subject to a branch profits tax at a rate of 30%, although a lower rate may be provided by an applicable income tax treaty. In the event that clause (2), but not clause (1), in the preceding paragraph applies, the gain generally will be subject to tax at a rate of 30%, or such lower rate as may be provided by an applicable income tax treaty.

    INFORMATION REPORTING AND BACKUP WITHHOLDING

    If the Tyco common shares are held by a non-U.S. Holder through a non-U.S., and non-U.S. related, broker or financial institution, information reporting and backup withholding generally would not be required with respect to distributions on and dispositions of Tyco common shares. Information reporting, and possibly backup withholding, may apply if the Tyco common shares are held by a non-U.S. Holder through a U.S., or U.S. related, broker or financial institution and the non-U.S. Holder fails to provide appropriate information. The amount of any backup withholding from a payment to a non-U.S. Holder will be allowable as a refund or credit against such holder's U.S. federal income tax liability provided that the requested information or appropriate claim for refund is furnished to the U.S. Internal Revenue Service. Non-U.S. Holders should consult their tax advisors regarding the imposition of backup withholding and information reporting with respect to distributions on and dispositions of Tyco common shares.

    THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF TYCO COMMON SHARES. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL, STATE, LOCAL AND NON-UNITED STATES TAX CONSEQUENCES OF THE COMMON SHARES TO THEM.

                                  UNDERWRITING

    Lehman Brothers Inc., as underwriter, has agreed, subject to the terms and conditions of an underwriting agreement, to purchase from us, and we have agreed to sell to the underwriter all of the Tyco common shares that are being sold in this offering. The underwriting agreement provides that the underwriter is obligated to purchase all the common shares (other than those covered by the option described below) if it purchases any of the common shares.

    The underwriter proposes to offer the Tyco common shares from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. The underwriter has agreed to purchase the common shares from us at $56.36 per share, subject to the terms and conditions of the underwriting agreement.

    We have granted to the underwriter an option exercisable for 30 days from the date of this prospectus supplement, to purchase up to an additional 5,247,787 Tyco common shares at $56.36 per share.

    We have agreed to indemnify Lehman Brothers Inc. against certain liabilities, including liabilities under the Securities Act, or to contribute to payments Lehman Brothers Inc. may be required to make in respect of those liabilities.

    Lehman Brothers Inc. is offering the shares, subject to prior sale, when, as and if issued to and accepted by it, subject to approval of legal matters by its counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by Lehman Brothers Inc. of officer's certificates and legal opinions. Lehman Brothers Inc. reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

    A prospectus and a prospectus supplement in electronic format may be made available on the Internet sites or through other online services maintained by Lehman Brothers Inc. or its affiliates. In such case, prospective investors may view offering terms online and may be allowed to place orders online. Lehman Brothers Inc. may agree with us to allocate a specific number of common shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by Lehman Brothers Inc. on the same basis as other allocations.

    Other than the prospectus supplement in electronic format, the information on Lehman Brothers Inc.'s web site and any information contained in any other web site maintained by Lehman Brothers Inc. is not part of the prospectus supplement or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or Lehman
Brothers Inc. in its capacity as underwriter and should not be relied upon by investors.

    The expenses of the offering are estimated at $500,000 and are payable by Tyco.

NO SALES OF SIMILAR SECURITIES

    We, our chief executive officer and chief financial officer have agreed, with exceptions, not to directly or indirectly, sell or transfer any common shares for 90 days after the date of this prospectus supplement without first obtaining the written consent of Lehman Brothers Inc. Specifically, we and these other individuals have agreed not to directly or indirectly:

       - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, lend or otherwise dispose of or transfer any of our common shares or securities convertible into or exchangeable or exercisable for or repayable with our common shares; or

       - enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of our common shares or other securities, in cash or otherwise.

    The foregoing restriction does not apply to our ability to sell securities pursuant to existing reservations, agreements and incentive shares plans and securities issued pursuant to acquisitions.

NEW YORK STOCK EXCHANGE LISTING

    Our common shares are listed on the New York Stock Exchange under the symbol "TYC."

PRICE STABILIZATION AND SHORT POSITIONS

    Lehman Brothers Inc. may engage in over-allotment, stabilizing transactions, syndicate covering transactions or purchases for the purpose of pegging, fixing or maintaining the price of the common shares, in accordance with Regulation M under the Securities Exchange Act of 1934:

       - Over-allotment involves sales by Lehman Brothers Inc. of common shares in excess of the number of common shares Lehman Brothers Inc. is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of common shares over-allotted by Lehman Brothers Inc. is not greater than the number of common shares that it may purchase in the over-allotment option. In a naked short position, the number of common shares involved is greater than the number of common shares in the over-allotment option. Lehman Brothers Inc. may close out any short position by either exercising its over-allotment option and/or purchasing common shares in the open market.

       - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

       - Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of common shares to close out the short position, Lehman Brothers Inc. will consider, among other things, the price of common shares available for purchase in the open market as compared to the price at which it may purchase common shares through the over-allotment option. If Lehman Brothers Inc. sells more common shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common shares in the open market. A naked short position is more likely to be created if Lehman Brothers Inc. is concerned that there could be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering.

    These stabilizing transactions and syndicate covering transactions may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result, the price of the common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

    Neither we nor Lehman Brothers Inc. makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common shares. In addition, neither we nor Lehman Brothers Inc. makes any representation that Lehman Brothers Inc. will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

CANADIAN SALES

    This prospectus supplement is not, and under no circumstances is to be construed as, an advertisement or a public offering of common shares in Canada or any province or territory thereof. Any offer or sales of common shares in Canada will be made only under an exemption from the requirements to file a prospectus supplement or prospectus and an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

STAMP TAXES

    Purchasers of the common shares offered by this prospectus supplement may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

OTHER RELATIONSHIPS

    In the ordinary course of its business, Lehman Brothers Inc. or its affiliates have engaged in, and may in the future engage in, investment banking and other commercial transactions with Tyco and its affiliates. Lehman
Brothers Inc. has received customary fees and commissions for these transactions. Lehman Commercial Paper Inc., an affiliate of Lehman
Brothers Inc., is a party to our five-year credit agreement. Additionally, Lehman Brothers Inc. served as a financial advisor to Tyco in connection with its acquisition of CIT.

                                 LEGAL MATTERS

    Certain matters under the laws of Bermuda related to the common shares will be passed upon by Appleby Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel. Our secretary, Michael L. Jones, is a partner in Appleby Spurling & Kempe. Certain U.S. legal matters regarding the common shares will be passed upon by Wilmer, Cutler & Pickering, Washington, D.C. Certain U.S. legal matters regarding the common shares will be passed upon for Lehman Brothers Inc. by Milbank, Tweed, Hadley & McCloy LLP, New York, New York. Milbank, Tweed, Hadley & McCloy LLP acts as counsel from time to time in matters for Tyco and certain of its subsidiaries. Wilmer, Cutler & Pickering and Milbank, Tweed, Hadley & McCloy LLP will rely on Appleby Spurling & Kempe with respect to matters of Bermuda law.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule of Tyco as of September 30, 2000 and 1999, and for each of the three years in the period ended September 30, 2000, included in Tyco's Annual Report on Form 10-K filed on December 21, 2000, and incorporated by reference in this document, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to a certain subsidiary its opinion is based upon the report of other independent accountants, namely Arthur Andersen LLP (as it relates to the consolidated balance sheet of AMP Incorporated and its subsidiaries as of September 30, 1998, and the related consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 1998). The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance on said reports given on the authority of such firms as experts in auditing and accounting.

    The consolidated balance sheets as of December 31, 2000 and 1999 and the related consolidated statements of income, changes in stockholders' equity and cash flows of The CIT Group, Inc. and its subsidiaries for each of the years in the three-year period ended December 31, 2000 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, also incorporated by reference herein, and upon the authority of KPMG LLP as experts in accounting and auditing.

PROSPECTUS

                                 $2,500,000,000

                                 --------------

                                     [LOGO]

                                 --------------

                                DEBT SECURITIES
                               PREFERENCE SHARES
                               DEPOSITARY SHARES
                                 COMMON SHARES

                                 --------------

    Tyco International Ltd. may offer from time to time:

           - unsecured debt securities

           - preference shares

           - depositary shares

           - common shares.

    Specific terms of the securities will be fully described in the prospectus supplement that will accompany this prospectus. Please read both the prospectus supplement and this prospectus carefully before you invest.

    This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

                              -------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION NOR THE REGISTRAR OF COMPANIES OR THE BERMUDA MONETARY AUTHORITY IN BERMUDA HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is September 18, 2000.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Where You Can Find More Information.........................     ii

Forward Looking Information.................................    iii

Tyco........................................................      1

Use of Proceeds.............................................      1

Ratio of Earnings to Fixed Charges..........................      2

The Securities Tyco May Offer...............................      3

Description of the Debt Securities..........................      3

Description of the Preference Shares........................     11

Description of the Depositary Shares........................     11

Description of the Common Shares............................     14

Plan of Distribution........................................     17

Service of Process and Enforcement of Liabilities...........     18

Legal Matters...............................................     19

Experts.....................................................     19

                              -------------------

    THE BERMUDA STOCK EXCHANGE TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS DOCUMENT, MAKES NO REPRESENTATIONS AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON ANY PART OF THE CONTENTS OF THIS DOCUMENT.

                      WHERE YOU CAN FIND MORE INFORMATION

    In connection with this offering, Tyco has filed with the Securities and Exchange Commission a registration statement under the United States Securities Act of 1933 relating to the securities. As permitted by SEC rules, this document omits certain information included in the registration statement. For a more complete understanding of the securities and this offering, you should refer to the registration statement, including its exhibits.

    Tyco also files annual, quarterly and current reports, proxy statements and other information with the SEC. Tyco's filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document Tyco files with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Tyco's common shares are listed on the New York Stock Exchange, as well as the London and Bermuda Stock Exchanges. You can obtain information about Tyco from the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

    The SEC allows Tyco to "incorporate by reference" information in documents filed with the SEC, which means that Tyco can disclose important information to you by referring you to those documents. These incorporated documents contain important business and financial information about Tyco that is not included in or delivered with this document. The information incorporated by reference is considered to be part of this document, and later information filed with the SEC may update and supersede this information. Tyco incorporates by reference the documents listed below and any future filings made with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the United States Securities Exchange Act of 1934 prior to the end of the offering of securities under this document.

        1. Tyco's Annual Report on Forms 10-K and 10-K/A for the fiscal year ended September 30, 1999.

        2. Tyco's Quarterly Reports on Forms 10-Q and 10-Q/A for the quarters ended December 31, 1999, March 31, 2000 and June 30, 2000.

        3. Tyco's Current Reports on Form 8-K filed on December 9, 1999, December 10, 1999, January 20, 2000 and July 14, 2000.

        4. The description of Tyco's common shares as set forth in Tyco's Registration Statement on Form 8-A/A filed on March 1, 1999.

    You may request a copy of these filings at no cost, by writing or calling Tyco at the following address or telephone number:

       Tyco International Ltd.
       The Zurich Centre, Second Floor
       90 Pitts Bay Road
       Pembroke HM 08, Bermuda
       (441) 292-8674

    Exhibits to the documents will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

    YOU SHOULD RELY ONLY ON THE INFORMATION PROVIDED OR INCORPORATED BY REFERENCE IN THIS DOCUMENT. TYCO HAS NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS DOCUMENT.

    References to "$" in this prospectus are to United States dollars.

                          FORWARD LOOKING INFORMATION

    Certain statements contained or incorporated by reference in this document are "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. All forward looking statements involve risks and uncertainties. In particular, any statements contained in this document or any document incorporated by reference in this document regarding the consummation and benefits of future acquisitions, as well as expectations with respect to future sales, operating efficiencies and product expansion, are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of Tyco, which may cause actual results, performance or achievements to differ materially from anticipated results, performances or achievements. Factors that might affect such forward looking statements include, among other things:

    - overall economic and business conditions;

    - the demand for Tyco's goods and services;

    - competitive factors in the industries in which Tyco competes;

    - changes in government regulation;

    - changes in tax requirements, including tax rate changes, new tax laws and revised tax law interpretations;

    - results of litigation;

    - interest rate fluctuations, foreign currency rate fluctuations and other capital market conditions;

    - economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;

    - the ability to achieve anticipated synergies and other costs savings in connection with acquisitions;

    - the timing, impact and other uncertainties of future acquisitions; and

    - the timing of construction and the successful operation of the TyCom Global Network-TM-.

                                      TYCO

    Tyco is a diversified manufacturing and service company that, through its subsidiaries:

       - designs, manufactures and distributes electrical and electronic components and designs, manufactures, installs and services undersea cable communication systems;

       - designs, manufactures and distributes disposable medical supplies and other specialty products, and conducts auto redistribution services;

       - designs, manufactures, installs and services fire detection and suppression systems and installs, monitors and maintains electronic security systems; and

       -  designs, manufactures and distributes flow control products.

    Tyco's strategy is to be the low-cost, high-quality producer and provider in each of its markets. It promotes its leadership position by investing in existing businesses, developing new markets and acquiring complementary businesses and products. Combining the strengths of its existing operations and its business acquisitions, Tyco seeks to enhance shareholder value through increased earnings per share and strong cash flows.

    Tyco reviews acquisition opportunities in the ordinary course of its business, some of which may be material and some of which are currently under investigation, discussion or negotiation. There can be no assurance that any of such acquisitions will be consummated.

    Tyco is a Bermuda company whose registered and principal executive offices are located at The Zurich Centre, Second Floor, 90 Pitts Bay Road, Pembroke
HM 08, Bermuda, and its telephone number is (441) 292-8674. The executive offices of Tyco's principal United States subsidiaries are located at One Tyco Park, Exeter, New Hampshire 03833. The telephone number there is
(603) 778-9700.

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable prospectus supplement, Tyco intends to use the net proceeds from the sale of the securities to refinance, in part, existing indebtedness, to finance recently announced acquisitions and for general corporate purposes. Funds not required immediately for these purposes may be invested temporarily in short-term marketable securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges of Tyco for the nine months ended June 30, 2000, the years ended September 30, 1999 and 1998, the nine-month transition period ended September 30, 1997 and the years ended December 31, 1996 and 1995.

                                                NINE
                                               MONTHS                            NINE MONTHS
                                                ENDED         YEAR ENDED            ENDED           YEAR ENDED
                                              JUNE 30,       SEPTEMBER 30,      SEPTEMBER 30,      DECEMBER 31,
                                              ---------   -------------------   -------------   -------------------
                                                2000        1999       1998        1997(4)        1996       1995
                                              ---------   --------   --------   -------------   --------   --------
Ratio of earnings to fixed charges
  (1)(2)(3)................................     5.89        3.53       5.07          1.00         2.54       4.68

------------------------

(1) For purposes of determining the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes, extraordinary items, cumulative effect of accounting changes and fixed charges. Fixed charges consist of interest on indebtedness, amortization of debt expenses and one-third of rent expense which is deemed representative of an interest factor.

(2) On July 2, 1997, Tyco, formerly called ADT Limited, merged with Tyco International Ltd., a Massachusetts corporation ("Former Tyco"). On
    April 2, 1999, October 1, 1998, August 29, 1997 and August 27, 1997, Tyco consummated mergers with AMP Incorporated, United States Surgical Corporation, Keystone International, Inc. and Inbrand Corporation, respectively. Each of the five merger transactions qualifies for the pooling of interests method of accounting. As such, the ratios of earnings to fixed charges presented above include the effect of the mergers, except that the calculation presented above for periods prior to January 1, 1997 does not include Inbrand due to immateriality.

    Prior to their respective mergers, AMP, US Surgical, Keystone, and ADT had December 31 year ends and Former Tyco had a June 30 fiscal year end. The historical results upon which the ratios are based have been combined using a December 31 year end for AMP, US Surgical, Keystone, ADT and Former Tyco for the year ended December 31, 1996. For 1995, the ratio of earnings to fixed charges reflects the combination of AMP, US Surgical, Keystone and ADT with a December 31 year end and Former Tyco with a June 30 fiscal year end.

(3) Earnings for the nine months ended June 30, 2000, the years ended
    September 30, 1999 and 1998, the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995 include merger, restructuring and other non-recurring (credits) charges of $(81.3) million (of which $1.0 million is included in cost of sales), $1,035.2 million (of which $106.4 million is included in cost of sales), $256.9 million, $947.9 million, $344.1 million and $97.1 million, respectively. Earnings also include charges for the impairment of long-lived assets of $99.0 million, $507.5 million, $148.4 million, $744.7 million and $8.2 million in the nine months ended June 30, 2000, the year ended September 30, 1999, the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, respectively. The 1997 period also includes a write-off of purchased in-process research and development of $361.0 million. The 1995 period also includes a net loss on the disposal of businesses of $34.4 million.

    On a pro forma basis, the ratio of earnings to fixed charges excluding merger, restructuring and other non-recurring (credits) charges, charges for the impairment of long-lived assets, the write-off of purchased in-process research and development and the net loss on the disposal of businesses would have been 5.91x, 5.82x, 5.68x, 6.81x, 5.76x and 5.09x for the nine months ended June 30, 2000, the years ended September 30, 1999 and 1998, the nine months ended September 30, 1997 and the years ended December 31, 1996 and 1995, respectively.

(4) In September 1997, Tyco changed its fiscal year end from December 31 to September 30. Accordingly, the nine-month transition period ended September 30, 1997 is presented.

                         THE SECURITIES TYCO MAY OFFER

    Tyco may offer up to $2,500,000,000 of any of the following securities either separately or in units: debt securities, preference shares, depositary shares and common shares. Prospectus supplements will describe the specific amounts, prices and terms of these securities.

                       DESCRIPTION OF THE DEBT SECURITIES

    The debt securities will be issued under one or more indentures between Tyco and the trustee under the indentures. The following description is subject to the detailed provisions of the indentures, copies of which can be obtained upon request from Tyco. See "Where You Can Find More Information" on page i. The indentures are subject to, and governed by, the Trust Indenture Act of 1939. The statements made in this section relating to the indentures and to the debt securities to be issued under the indentures are summaries and do not purport to be complete. For a full description of the terms of the debt securities, you should refer to the indentures, as supplemented by any applicable supplemental indentures.

    THE FOLLOWING IS A DESCRIPTION OF THE GENERAL TERMS AND PROVISIONS OF THE DEBT SECURITIES SET FORTH IN THE INDENTURES AND WHICH MAY APPLY TO ANY SERIES OF DEBT SECURITIES. THE PARTICULAR TERMS OF A SERIES OF DEBT SECURITIES AND THE EXTENT, IF ANY, TO WHICH THESE GENERAL TERMS DO NOT APPLY TO SUCH DEBT SECURITIES, WILL BE SET FORTH IN A SUPPLEMENTAL INDENTURE AND DESCRIBED IN A PROSPECTUS SUPPLEMENT RELATING TO THE PARTICULAR SERIES OF DEBT SECURITIES. SEE "PROSPECTUS SUPPLEMENTS" BELOW. ACCORDINGLY, FOR A DESCRIPTION OF THE TERMS AND PROVISIONS OF ANY PARTICULAR SERIES OF DEBT SECURITIES, YOU MUST REFER TO BOTH THIS DESCRIPTION AND THE DESCRIPTION OF THE PARTICULAR SERIES CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT.

GENERAL

    The debt securities will be direct, unsecured obligations of Tyco in the form of either senior or subordinated debt. The senior debt securities and the subordinated debt securities are together referred to in this prospectus as the "debt securities." The senior debt securities will rank equally with other unsecured and unsubordinated obligations of Tyco for money borrowed. The subordinated debt securities will be entitled to payment only after payment has been made on the senior indebtedness.

    The debt securities will be effectively subordinated to all existing and future indebtedness and other liabilities of Tyco's subsidiaries. Tyco's rights and the rights of its creditors, including holders of debt securities, to participate in any distribution of assets of any subsidiary upon a liquidation or reorganization or otherwise of such subsidiary will be effectively subordinated to the claims of the subsidiary's creditors, except to the extent that Tyco or any of its creditors may itself be a creditor of that subsidiary.

    The senior debt securities will be issued under a senior indenture and the subordinated debt securities will be issued under a subordinated indenture. Together, the senior indenture and subordinated indenture are called "indentures" in this prospectus. The indentures do not limit other indebtedness or securities which may be incurred or issued by Tyco or any of its subsidiaries or contain financial or similar restrictions on Tyco or any of its subsidiaries. There are no covenants or provisions contained in the indentures which afford the holders of debt securities protection in the event of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction involving Tyco. The consummation of any highly leveraged transaction, reorganization, restructuring, merger or similar transaction could cause a material decline in the credit quality of any outstanding debt securities.

    Debt securities may be issued either in certificated, fully registered form, without coupons, or as global notes under a book-entry system. See "Book-Entry, Delivery and Form" below. Upon receipt of an authentication order from Tyco together with any other documentation required by the indentures, the trustee will authenticate debt securities in the form and amount required by the supplemental indenture relating to the series of debt securities.

    Principal and premium, if any, will be payable, and the debt securities will be transferable and exchangeable without any service charge, at the office of the trustee. Tyco may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any such transfer or exchange.

    The indentures do not limit the aggregate principal amount of debt securities which may be issued thereunder.

PROSPECTUS SUPPLEMENTS

    The following terms of and information relating to a particular series of debt securities offered pursuant to this document will be set forth in the applicable prospectus supplement:

       -  the title of the debt securities

       -  the aggregate principal amount of the debt securities

       - the date or dates on which principal of, and premium, if any, on the debt securities is payable

       - the rate at which the debt securities shall bear interest, if any, or the method by which the interest rate will be determined

       -  the date or dates from which interest will accrue

       - the date or dates on which interest will be payable and any related record dates

       -  any redemption, repayment or sinking fund provisions

       - the terms, if any, upon which the debt securities may be convertible into or exchanged for securities of any kind of Tyco or of any other issuer or obligor and the terms and conditions upon which such conversion or exchange shall be effected

       -  the denominations in which the debt securities will be issuable

       -  any applicable material income tax considerations

       - if other than the principal amount of the debt securities, the portion of the principal amount due upon acceleration

       - whether the debt securities will be issued in the form of a global security or securities

       - any covenants, including any restrictive covenants, of Tyco with respect to the debt securities provided in an applicable supplemental indenture

       - any subordination provisions if different from those described below under "Subordinated Debt Securities"

       -  any other specific terms of the debt securities

       - if other than the trustee named in the senior indenture, the identity of any trustees, paying agents or registrars with respect to the debt securities

BOOK-ENTRY, DELIVERY AND FORM

    THE GLOBAL NOTES

    A series of debt securities may be issued in whole or in part in the form of one or more global securities under a book-entry system. Each global security

       - will be deposited with, or on behalf of, The Depository Trust Company, and registered in the name of Cede & Co., as DTC's nominee, or

       - will remain in the custody of the trustee pursuant to a FAST Balance Certificate Agreement between DTC and the trustee.

    DEPOSITARY PROCEDURES

    The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and its participants and are subject to change by them from time to time. Tyco takes no responsibility for these operations and procedures, and urges investors to contact DTC or its participants directly to discuss these matters.

    DTC has advised Tyco that it is a limited purpose trust company organized under the laws of the State of New York. DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book-entry changes to the accounts of its participants. DTC's participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through DTC participants or indirect participants. The ownership interests in and transfers of ownership interests in each security held by or on behalf of DTC are recorded on the records of the participants.

    DTC has also advised Tyco that pursuant to procedures established by DTC:

        1. upon the deposit of global notes representing debt securities with DTC, DTC will credit the accounts of its participants with an interest in the global notes. The accounts to be credited will be designated by the underwriters or agents, if any, or by Tyco, if such debt securities were offered and sold directly by Tyco; and

        2. ownership of the debt securities will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC, with respect to the interests of its participants, and the records of DTC's participants and indirect participants, with respect to the interests of other owners of beneficial interest in the debt securities.

    The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in debt securities represented by global notes to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through a DTC participant, the ability of a person having an interest in debt securities represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

    So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by the global note for all purposes under the indentures. Except as provided below, owners of beneficial interests in a global note will not be entitled to have debt securities represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated debt securities, and will not be considered the owners or holders thereof under the indentures for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the related indenture. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a DTC participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of debt securities under the related indenture or such global note. Tyco understands that under existing industry practice, in the event that Tyco requests any action of holders of debt securities, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize its participants to take such action and the participants would authorize holders owning through participants to take such action or would otherwise act upon the instruction of such holders.

    Payments with respect to the principal of, and premium, if any, and interest on, any debt securities represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to DTC or its nominee in its capacity as the registered holder of the global note representing the debt securities under the indentures. Under the terms of the indentures, Tyco and the trustee may treat the persons in whose names the global notes are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Consequently, neither Tyco nor the trustee nor any agent of Tyco or the trustee has or will have any responsibility or liability for:

    - any aspect of DTC's records or any participant's or indirect participant's records relating to, or payments including principal, premium, if any, and interest made on account of, any beneficial ownership interest in the global notes of any series, or for maintaining, supervising or reviewing any of DTC's records or any participant's or indirect participant's records relating to the beneficial ownership interests of the global notes of such series; or

    - any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.

    DTC has advised Tyco that its current practice, upon receipt of any payment in respect of securities such as the debt securities including principal and interest, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC, unless DTC has reason to believe it will not receive payment on such payment date. Payments by the participants and the indirect participants to the beneficial owners of any series of debt securities will be governed by standing instructions and customary practices and will be the responsibility of the participants or the indirect participants and will not be the responsibility of DTC, the trustee, or Tyco. Neither Tyco nor the trustee will be liable for any delay by DTC or any of its participants in identifying the beneficial owners of the debt securities, and Tyco and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

    CERTIFICATED DEBT SECURITIES

    If:

        1. Tyco notifies the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation,

        2. Tyco, at its option, notifies the trustee in writing that it elects to cause the issuance of debt securities in definitive form under the indenture, or

        3. upon the occurrence of certain other events as provided in any supplemental indenture, then,

upon surrender by DTC of the global notes representing the debt securities, certificated debt securities will be issued in the names and denominations requested by DTC in accordance with its customary procedures. Upon any such issuance, the trustee is required to register the certificated debt securities in the requested names and cause the certificates to be delivered to the registered holders.

    Neither Tyco nor the trustee shall be liable for any delay by DTC or any DTC participant or indirect participant in identifying the beneficial owners of the related debt securities and may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes.

MERGER, CONSOLIDATION, SALE OR CONVEYANCE

    The indentures provide that Tyco will not merge or consolidate with any person and will not sell or convey all or substantially all of its assets to any person, unless:

        1. Tyco is the continuing corporation, or

        2. the successor corporation or person that acquires all or substantially all of the assets of Tyco, shall expressly assume,

           - the payment of principal of, premium, if any, and interest on all debt securities issued under the indentures, and

           - the observance of all the covenants and agreements under the indentures to be performed or observed by Tyco,

and in either case, immediately after such merger, consolidation, sale or conveyance, Tyco, or such successor corporation or person, as the case may be, shall not be in default in the performance of the covenants and agreements of the indentures to be performed or observed by Tyco.

EVENTS OF DEFAULT

    An event of default with respect to a series of debt securities issued under either indenture is defined in the related indenture as being:

       - default for 30 days in payment of any interest on any debt securities of such series;

       - default in any payment of principal of, or sinking fund installment, if any, on, any debt securities of such series;

       - default by Tyco in performance of any other of the covenants or agreements in respect of the debt securities of such series that continues for 90 days after Tyco has been given notice of such failure in accordance with the indentures;

       - certain events involving bankruptcy, insolvency or reorganization of Tyco; or

       - any other event of default provided in a supplemental indenture, a resolution of the Board of Directors, or in the form of the security related to the issuance of a series of debt securities.

    The indentures provide that the trustee shall transmit notice of any uncured default under the indentures known to the trustee with respect to any series of debt securities issued thereunder, within 90 days after the occurrence of such default, to the holders of the debt securities of each affected series, except that the trustee may withhold notice to the holders of any series of debt securities of any default, except in payment of principal of, premium, if any, or interest on such series, or in the payment of any sinking fund or purchase installment with respect to the series, if the trustee determines in good faith in accordance with procedures set forth in the indenture that it is in the interest of the holders of such series of debt securities to do so.

    If an event of default due to:

       - the default in payment of interest, principal or sinking fund installment with respect to any series of debt securities issued under the indentures,

       - the default in the performance or breach of any other covenant or agreement of Tyco applicable to the debt securities of such series but not applicable to all outstanding debt securities issued under the indentures, or

       - any other event of default provided in a supplemental indenture, a resolution of the Board of Directors, or in the form of the security related to the issuance of a series of debt securities,

shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of the debt securities of such series then outstanding may declare the principal of all debt securities of such series and interest accrued thereon to be due and payable immediately.

    If an event of default due to:

       - a default in the performance of any other of the covenants or agreements of Tyco applicable to all outstanding debt securities issued under the related indenture and then outstanding;

       -  certain events of bankruptcy, insolvency and reorganization of Tyco;
           or

       - any other event of default provided in a supplemental indenture, a resolution of the Board of Directors, or in the form of the security related to the issuance of a series of debt securities shall have occurred and be continuing, either the trustee or the holders of not less than 25% in principal amount of all debt securities issued under the related indenture and then outstanding, treated as one class, may declare the principal of all such debt securities and interest accrued thereon to be due and payable immediately.

    In certain circumstances, such declarations may be annulled and past defaults may be waived by the holders of a majority in principal amount of the outstanding debt securities of an affected series, voting as a separate class, or all debt securities outstanding under the related indenture, voting as a single class, as the case may be.

    The holders of a majority in principal amount of the outstanding debt securities of each affected series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee with respect to the debt securities of such series, subject to certain limitations specified in the related indenture.

    The indentures provide that no holder of debt securities of any series may institute any action against Tyco under the indentures, except actions for payment of overdue principal, premium, if any, or interest, unless such holder previously shall have given to the trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of such series then outstanding shall have requested the trustee to institute such action and shall have offered the trustee reasonable indemnity, the trustee shall not have instituted such action within 60 days of such request, and the trustee shall not have received direction inconsistent with such request by the holders of a majority in principal amount of the debt securities of such series then outstanding.

    Each of the indentures requires the annual filing by Tyco with the trustee of a written statement as to compliance with the covenants and agreements contained in the related indenture.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

    Tyco may discharge or defease its obligations under each of the indentures as set forth below.

    Under terms satisfactory to the trustee, Tyco may discharge the related indenture with respect to any series of debt securities issued under that indenture if all securities in the series have not already been delivered to the trustee for cancellation and have either become due and payable or are by their terms due and payable within one year, or may be called for redemption within one year, by irrevocably depositing with the trustee cash or direct obligations of the United States as trust funds in an amount certified to be sufficient to pay at maturity, or upon redemption, the principal of, premium, if any, and interest and any other sums payable, if any, on such debt securities. However, Tyco will maintain any rights to optional redemption and may not avoid

    - its duty to register the transfer or exchange of debt securities of such series, or to replace any mutilated, destroyed, lost or stolen debt securities of such series,

    - the rights of holders of such debt securities to receive from the funds deposited with the trustee payments of principal and interest and sinking fund payments, if any, on such securities, on the stated due dates for such payments, or

    - the rights, obligations and immunities of the trustee under the related indenture.

    In the case of any series of debt securities in respect of which the exact amounts of principal of and interest due on such series can be determined at the time of making the deposit referred to below, Tyco at its option at any time may also:

        1. discharge any and all of its obligations to holders of such series of debt securities ("defeasance"), but may not thereby avoid the obligations enumerated in the previous paragraph; or

        2. be released with respect to such series of debt securities from the obligations described under "Merger, Consolidation, Sale or Conveyance" above and the obligation to notify the trustee within 30 days of an event of default and may omit to comply with such obligations without creating an event of default ("covenant defeasance").

    Defeasance or covenant defeasance may be effected only if, among other things:

        1. Tyco irrevocably deposits with the trustee cash and/or direct obligations of the United States, as trust funds in an amount certified by a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm to be sufficient to pay each installment of principal and interest and any mandatory sinking fund payments, if any, on all outstanding debt securities of the relevant series on the dates such installments of principal, premium, if any, and interest are due;

        2. no default or event of default shall have occurred and be continuing on the date of the deposit referred to in clause 1 or, in respect of certain events of bankruptcy, insolvency or reorganization, during the period ending on the 121st day after the date of such deposit, or any longer applicable preference period; and

        3. Tyco delivers to the trustee an officer's certificate and opinion of counsel, stating that all conditions precedent to defeasance or covenant defeasance as applicable, have been met.

MODIFICATION OF THE INDENTURES

    Each indenture contains provisions permitting Tyco and the trustee, with the consent of the holders of not less than a majority of the principal amount of all affected series of the debt securities issued under the related indenture at the time outstanding, voting as one class, to modify the related indenture or any supplemental indenture or the rights of the holders of the debt securities of such series. Without the consent of the holder of each debt security affected, the related indenture cannot be modified to:

        1. extend the final maturity of any of the debt securities or reduce the principal amount thereof, reduce the rate or extend the time of payment of interest thereon, reduce any amount payable on redemption thereof, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy, impair or affect the right of any holder of the debt securities to institute suit for the payment thereof or, if the debt securities so provide, any optional right of repayment, or

        2. reduce the aforesaid percentage in principal amount of debt securities of any series, the consent of the holders of which is required for any such supplemental indenture.

    Each indenture contains provisions permitting Tyco and the trustee, without the consent of any holders of debt securities, to enter into a supplemental indenture, among other things, for purposes of

       -  curing any ambiguity,

       - correcting or supplementing any provision contained in the indenture or in any supplemental indenture or making other provisions in regard to the matters or questions arising under the indenture or any supplemental indenture as the Board of Directors of Tyco deems necessary or desirable and which does not adversely affect the interests of the holders of debt securities in any material respect, or

       - establishing the form or terms of any series of debt securities as are not otherwise inconsistent with any of the provisions of the affected indenture.

SUBORDINATED DEBT SECURITIES

    The indebtedness evidenced by the subordinated debt securities is subordinated to the extent provided in the subordinated indenture to the prior payment in full of all senior indebtedness, including any senior debt securities. Senior indebtedness generally includes all indebtedness for money borrowed by Tyco, except indebtedness that is expressly stated to not be superior to the subordinated debt securities or to rank equal to the subordinated debt securities.

    Upon any distribution of Tyco's assets upon any dissolution, winding up, liquidation or reorganization, payments on the subordinated debt securities will be subordinated in right of payment to the prior payment in full in cash of all senior indebtedness.

    In the event of any acceleration of the subordinated debt securities because of an event of default, holders of any senior indebtedness would be entitled to payment in full in cash of all senior indebtedness before the holders of subordinated debt securities are entitled to receive any payment or distribution.

    Tyco is required to promptly notify holders of senior indebtedness if payment of the subordinated debt securities is accelerated because of an event of default. Tyco also may not make payment on the subordinated debt securities if a default in the payment of senior indebtedness occurs and is continuing.

    As a result of these subordination provisions, in the event of Tyco's bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the subordinated debt securities may receive less, ratably, than Tyco's other creditors. The subordination provisions will not prevent the occurrence of any event of default under the subordinated indenture.

    If the trustee or any holder receives any payment that should not have been made to them in contravention of subordination provisions before all senior indebtedness is paid in full, then such payment will be held in trust for the holders of senior indebtedness.

CONCERNING THE TRUSTEE

    The trustee may hold debt securities issued under each indenture, act as a depository for funds of, make loans to, or perform other services for, Tyco and its subsidiaries as if it were not the trustee.

                      DESCRIPTION OF THE PREFERENCE SHARES

    Tyco has authorized 125,000,000 preference shares with a nominal value of U.S. $1 each. As of June 30, 2000, none of Tyco's preference shares were outstanding. Under the Tyco Bye-Laws, Tyco's Board of Directors may designate, allot and issue preference shares from the authorized and unissued Preference Shares from time to time in one or more series. Subject to limitations imposed by law, Tyco's Memorandum of Association and Bye-Laws, the Board of Directors of Tyco has the authority to fix the designations, rights and restrictions of each series of preference shares as it deems appropriate, and the rights and restrictions of any one series may differ in all or any respects from the rights and restrictions of any other series of preference shares. These designations, rights and restrictions for each series may include the following, among others:

    - designation of the title of the series;

    - the number of shares in the series;

    - dividend rates;

    - amounts payable on each series on redemption or return of capital;

    - the terms and conditions of any conversion rights into Tyco common stock or any other Tyco securities, including mandatory and optional conversion provisions;

    - voting rights;

    - sinking fund provisions, if any; and

    - special or relative rights in the event of liquidation, dissolution, distribution or winding up or otherwise.

    The prospectus supplement relating to each new series of preference shares will specify the particular amount, price and terms of that new series.

                      DESCRIPTION OF THE DEPOSITARY SHARES

    The following description is a summary of the terms of Tyco's depositary shares. This summary is not complete. The prospectus supplement will describe the specific terms of the depositary shares offered through that prospectus supplement and any general terms outlined in this section that will not apply to those depositary shares. Tyco will file with the SEC the form of deposit agreement, including a form of depositary receipt, and investors should read the forms of deposit agreement and depositary receipt relating to any series of preference shares for information that may be important. In addition, this summary is subject to the applicable provisions of Bermuda law, and to Tyco's Memorandum of Association and Bye-Laws, which are filed as exhibits to the registration statement related to this prospectus.

GENERAL

    Tyco may, at its option, elect to offer fractional interests in preference shares, rather than full preference shares. If Tyco elects to offer fractional interests, Tyco will cause a depositary to issue receipts for depositary shares, each of which will represent a fractional interest in a share of a particular series of preference shares. Each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in the preference shares underlying that depositary share, to all rights and preferences of those preference shares, including dividends, voting, redemption and liquidation rights.

    The preference shares underlying the depositary shares will be deposited under a deposit agreement between Tyco, the depositary and the holders of the depositary receipts evidencing the depositary shares. The depositary will be a bank or trust company selected by Tyco. The depositary will act as the transfer agent, registrar and dividend disbursing agent for the depositary shares.

    Holders of depositary receipts will agree to be bound by the deposit agreement, which requires holders to take specified actions such as filing proof of residence and to pay specified charges.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The depositary will distribute all cash dividends or other cash distributions received relating to the series of preference shares underlying the depositary shares to the record holders of the depositary receipts in proportion to the number of depositary shares owned by those record holders on the relevant record date. The record date for payment of dividends on the depositary shares will be the same as the record date for payment of dividends on the preference shares.

    If there is a distribution other than cash, the depositary will distribute property received by it to the record holders of depositary receipts that are entitled to receive the distribution. If the depositary determines that it is not feasible to make the distribution in this manner, the depositary may, with Tyco's approval, adopt another method for distribution. This method may include selling the property and distributing the net proceeds to the holders.

CONVERSION AND EXCHANGE

    If any series of preference shares underlying the depositary shares is subject to conversion or exchange, the applicable prospectus supplement will describe the rights or obligations of each record holder of depositary receipts to convert or exchange the depositary shares.

LIQUIDATION PREFERENCE

    In the event of a voluntary or involuntary liquidation, dissolution or winding up of Tyco, the holders of each depositary share will be entitled to receive the fraction of the liquidation preference accorded each share of the applicable series of preference shares underlying the depositary share, as set forth in the applicable prospectus supplement.

REDEMPTION

    Whenever Tyco redeems preference shares held by the depositary, the depositary will redeem as of the same redemption date the related depositary shares, in whole or in part, from the proceeds received by the depositary from the redemption. The redemption price per depositary share will be equal to the applicable fraction of the redemption price and any other amounts per share payable with respect to the preference shares.

VOTING

    Upon receipt of notice of any meeting at which the holders of preference shares are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary receipts. Each record holder of those depositary receipts on the record date will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preference shares underlying that holder's depositary shares. The record date for the depositary shares will be the same date as the record date for the preference shares. The depositary will try, as far as practicable, to vote the preference shares underlying the depositary shares in a manner consistent with the instructions of the holders of the depositary receipts. Tyco will agree to take all action that may be deemed necessary by the depositary to enable the depositary to do so.

WITHDRAWAL OF THE PREFERENCE SHARES

    Owners of the depositary shares are entitled, upon surrender of depositary receipts at the principal office of the depositary and payment of any unpaid amounts due the depositary, to receive the number of whole shares of preference shares underlying the depositary shares. Partial shares of preference shares will not be issued. If a holder delivers depositary receipts evidencing a number of depositary shares that is more than a whole number of preference shares, the depositary will issue to that holder a new depositary receipt evidencing that excess number of depositary shares at the same time that the preference shares are withdrawn. Holders of preference shares received in exchange for depositary shares will no longer be entitled to deposit those preference shares under the deposit agreement or to receive depositary receipts evidencing depositary shares for those preference shares.

AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

    The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time and from time to time by agreement between Tyco and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary shares, other than any change in fees, will not be effective unless the amendment has been approved by at least a majority of the depositary shares then outstanding.

    The deposit agreement will automatically terminate if:

    - all outstanding depositary shares have been redeemed;

    - there has been a final distribution relating to the preference shares in connection with Tyco's dissolution, and that distribution has been made to all holders of the depositary shares; or

    - each related preference share is converted into Tyco capital stock that is not represented by depositary shares.

CHARGES OF THE DEPOSITARY

    Tyco will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangement. Tyco will also pay charges of the depositary in connection with the initial deposit of the preference shares and the initial issuance of the depositary shares, or any redemption of the preference shares. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and other charges provided for in the deposit agreement. In some circumstances, the depositary may refuse to transfer depositary shares, withhold dividends and distributions, and may sell the depositary shares evidenced by depositary receipts, if related charges are not paid.

REPORTS TO HOLDERS

    The depositary will forward to the holders of depositary receipts all reports and communications Tyco delivers to the depositary that Tyco is required to furnish to the holders of the related preference shares.

RESIGNATION AND REMOVAL OF DEPOSITARY

    The depositary may resign at any time by delivering a notice to Tyco of its election to do so. Tyco may also remove the depositary at any time. Any resignation or removal of the depositary will take effect upon the appointment of a successor depositary and the successor depositary's acceptance of that appointment.

LIABILITY AND LEGAL PROCEEDINGS

    Neither Tyco nor the depositary will be liable if either is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the deposit agreement. Tyco's and the depositary's obligations will be limited to performance in good faith of their duties under the deposit agreement. Neither Tyco nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preference shares unless satisfactory indemnity is furnished. Tyco and the depositary may rely on written advice of counsel or accountants, on information provided by holders of depositary receipts or other persons believed in good faith to be competent to give that information and on documents believed to be genuine and to have been signed or presented by the proper persons.

                        DESCRIPTION OF THE COMMON SHARES

    The following description is a summary of the terms of Tyco's common shares. This description is not complete and is subject to the applicable provisions of Bermuda law and Tyco's Memorandum of Association and Bye-Laws, which are filed as exhibits to the registration statement related to this prospectus. Tyco has authorized 2,500,000,000 common shares. As of June 30, 2000 there were 1,687,309,234 common shares outstanding.

DIVIDENDS

    Tyco's Board of Directors may declare dividends out of Tyco's available profits as long as there are no reasonable grounds for believing that:

    - Tyco is, or after payment of the dividend would be, unable to pay its liabilities as they become due, or

    - the realizable value of Tyco's assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

    Subject to special rights of any other Tyco shares, all dividends are payable according to the amounts paid or credited as paid on common shares. Dividends are normally payable in U.S. dollars, but holders with a registered address in the United Kingdom and other countries outside the United States may receive payment in another currency. Any dividend that is unclaimed may be invested or otherwise made use of by Tyco's Board, and after a period of 12 years is forfeited and reverts to Tyco.

VOTING RIGHTS

    At any general meeting, votes may be given in person or by proxy. Tyco's Bye-Laws require that any proxy must be a shareholder of Tyco. Under Tyco's Bye-Laws, not less than two holders of common shares present, in person or by proxy, constitute a quorum at a general meeting except as provided under "Variation of Rights" below.

    Under Bermuda law, questions proposed for consideration at a company's general meeting are decided by a simple majority vote or by the vote required by the bye-laws, except where a larger majority is required by law. Any question proposed for consideration at a general meeting may be decided on a show of hands, in which each shareholder present in person or by proxy is entitled to one vote and casts this vote by raising his or her hand, unless, before or on the declaration of the result of a show of hands, a poll is demanded by

    - the Chairman of the meeting;

    - at least three shareholders present in person or represented by proxy;

    - any shareholder or shareholders present in person or represented by proxy holding individually or between them at least 10% of the total voting rights of all shareholders having the right to vote at the meeting; or

    - a shareholder or shareholders present in person or by proxy holding shares conferring the right to vote at the meeting and on which an aggregate sum has been paid equal to at least 10% of the total sum paid up on all shares entitled to vote.

    Tyco's Bye-Laws provide that a shareholder is not entitled, except as proxy for another shareholder, to be present or vote at any meeting, either personally or by proxy, in respect of any share held by the shareholder (whether alone or jointly with any other person) on which there shall not have been paid all calls due and payable, together with interest and expenses. Tyco's Bye-Laws also provide that any person who is known or believed by Tyco to be interested in common shares, and who has failed to comply with a notice from Tyco requesting specified information regarding that person's interest in common shares, will lose voting rights for the period the shareholder fails to comply with the notice, plus an additional 90 days. In addition, a shareholder loses voting rights,

    - if the shareholder has failed to comply with a notice under Tyco's Bye-Laws requiring the shareholder to make an offer in accordance with the City Code on Takeovers and Mergers of the United Kingdom, as applied by Tyco's Bye-Laws, or, as the case may be, in accordance with Tyco's Bye-Laws,

    - for a period of 180 days if the shareholder acquires three percent or more of the issued share capital of any class of Tyco, either alone or in concert with others, and fails to notify Tyco of the acquisition within two days, or, already possessing three percent or more of the issued share capital of any class of Tyco, fails to notify Tyco of a change in the shareholder's interests amounting to one percent or more of the share capital of any class, provided that Tyco notifies the shareholder of the loss of the voting rights.

LIQUIDATION

    On a liquidation of Tyco, holders of common shares are entitled to receive any assets remaining after the payment of Tyco's debts and the expenses of the liquidation, subject to special rights of any other class of shares.

SUSPENSION OF RIGHTS

    In certain circumstances, the rights of a shareholder to vote and to receive any payment or income or capital in respect of a common share may be suspended. Those circumstances include failure to provide information about ownership of and other interests in common shares, if so required in accordance with Tyco's Bye-Laws, as discussed above under "Voting Rights."

VARIATION OF RIGHTS

    If, at any time, the share capital of Tyco is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with written consent of the holders of three-fourths of the issued shares of that class, or by resolution passed at a separate general meeting by a majority of three-fourths of the holders of the shares of that class voting in person or by proxy. Under Tyco's Bye-Laws, three shareholders holding not less than one-third of the issued shares of a class, in person or by proxy, constitute a quorum at a general meeting held for this purpose. At any adjournment of this meeting, two shareholders of that class, in person or by proxy, constitute a quorum, irrespective of the amount of their holdings.

SALE, LEASE OR EXCHANGE OF ASSETS AND MERGERS

    Under Bermuda law, there is no requirement for a company's shareholders to approve a sale, lease or exchange of all or substantially all of a company's property and assets. Bermuda law provides that a company may enter into a compromise or arrangement in connection with a scheme for the reconstruction of the company on terms that include, among other things, the transfer of all or part of the undertaking or the property of the company to another company. Any compromise or arrangement of this kind requires the approval of a majority in number representing three-fourths in value of the creditors or shareholders or class of shareholders, as the case may be, present and voting either in person or by proxy at the meeting, and the sanction of the Bermuda Supreme Court.

    Under Bermuda law, unless the company's bye-laws provide otherwise, an amalgamation requires the approval of the holders of at least three-fourths of those voting at a meeting of shareholders at which a requisite quorum is present. Tyco's Bye-Laws do not contain any contrary provisions. For purposes of approval of an amalgamation, all shares, whether or not otherwise entitled to vote, carry the right to vote. A separate vote of a class of shares is required if the rights of that class would be altered by virtue of the amalgamation.

SHARE ACQUISITIONS, BUSINESS COMBINATIONS AND RELATED PROVISIONS

    Under Tyco's Bye-Law 104(1)(A), if any person, whether as a result of one transaction or a series of transactions, would be obligated to make an offer to Tyco's security holders under the Rules of the City Code, Tyco's Board may require that person to make an offer as if the City Code applied to Tyco. The City Code provides that, when any person (and persons acting in concert with that person) acquires shares which carry 30% or more of the voting rights of a company, that person must make an offer for all shares of any class of equity share capital (whether voting or non-voting) and also any voting non-equity share capital in which that person or persons hold shares. The offer must be for cash or offer a cash alternative, in each case at not less than the highest price paid (in cash or otherwise) by the offeror, or anyone acting in concert with the offeror, for shares of the same class during the offer period and within the 12 months before commencement of the offer.

    Tyco's Bye-Law 104(3) further provides that, where any person is interested in 30% or more of Tyco's outstanding common shares, Tyco's Board may serve a notice requiring that person to make an offer for all of the outstanding securities of Tyco if Tyco's Board determines that an offer under Tyco's Bye-Law 104(1)(A) is not expedient, or if a person required to make the offer fails to do so. This offer must be made within 30 days of the demand on terms that payment in full therefor will be made within 21 days of the offer becoming unconditional in all respects. If Tyco's Board serves a notice under this provision, the directors may also require that the offeror offer to purchase securities of Tyco convertible into voting or non-voting shares of Tyco on terms considered "fair and reasonable" by the directors in their sole discretion.

    Unless Tyco's Board otherwise agrees, the offer must be for cash or must offer a cash alternative at not less than the highest price paid by the offeror, or any person acting in concert with the offeror, for shares of that class within the preceding 12 months or, if that price is unavailable or inappropriate, at a price fixed by the directors. Any offer of this kind must remain open for at least 14 days after the date on which it becomes unconditional as to acceptances.

    Tyco's Bye-Law 104(1)(B) provides that when any person has acquired, is in the process of acquiring, or appears to Tyco's Board likely to acquire an interest in shares of the Tyco in circumstances in which that person would be subject to the "Rules Governing Substantial Acquisitions of Shares" issued by the Takeover Panel of the United Kingdom, the directors may give notice requiring that person to comply with these rules. If that person fails to comply, the directors may give further notice requiring that person, within 28 days of the date of the notice, to dispose, or to procure the disposal by any person with whom the person has acted in concert, of any interest in shares acquired. These rules provide that a person may not, in any period of seven days, acquire shares representing 10% or more of the voting rights in a company if these shares, aggregated with shares already held by the purchaser, would carry 15% or more, but less than 30%, of the voting rights of the company. The rules do not apply to an acquisition from a single shareholder if the acquisition is the only acquisition within a seven-day period and do not apply to a person who acquires 30% or more of the voting rights in a company.

    Under Tyco's Bye-Laws, any person who acquires an interest in three percent or more of the issued share capital of any class of Tyco is required to notify Tyco of that interest and of any change in that person's interest amounting to one percent or more of the issued capital of any class. This notification must be made within two days (Saturday and Sundays excluded) after the relevant event. In determining the percentage interest of any person for these purposes and for the purposes of Bye-Law 104, interests of persons acting in concert may be aggregated.

                              PLAN OF DISTRIBUTION

    Tyco may sell securities to or through underwriters or dealers, through underwriting syndicates led by one or more managing underwriters, through or in connection with hedging transactions or directly to other purchasers or through agents. Each prospectus supplement will describe the method of distribution of the offered securities, the purchase price and the proceeds Tyco will receive from such sale, any initial public offering price and any securities exchanges on which the securities of such series may be listed.

    The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    In connection with the sale of securities, underwriters may receive compensation from Tyco or from purchasers of securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Dealers, and agents that participate in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from Tyco and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Any such underwriter or agent will be identified, and any such compensation received from Tyco will be described, in the prospectus supplement.

    Underwriters and agents who participate in the distribution of securities may be entitled under agreements which may be entered into by Tyco to indemnification by Tyco against certain liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the agents or underwriters may be required to make relating to such liabilities.

    If so indicated in the applicable prospectus supplement, Tyco will authorize underwriters or other persons acting as Tyco's agents to solicit offers by certain institutions to purchase offered securities from Tyco pursuant to contracts providing for payment and delivery on a future date. The applicable prospectus supplement will also set forth the conditions to these contracts and the commissions payable for solicitation of such contracts. Institutions with which such contracts may be made include:

       -  commercial and savings banks,

       -  insurance companies,

       -  pension funds,

       -  investment companies, and

       -  educational and charitable institutions and others,

but in all cases such institutions must be approved by Tyco. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

    Some or all of the offered securities, other than Tyco common shares, will be a new issue or issues of securities with no established trading market. Any common shares offered by this prospectus will be listed on the New York Stock Exchange (or the then other principal trading market), the Bermuda Stock Exchange and the London Stock Exchange. Unless otherwise indicated in a prospectus supplement, Tyco does not currently intend to list any offered debt securities or preference shares on any securities exchange. No assurance can be given that the underwriters, dealers or agents, if any, involved in the sale of the offered securities will make a market in such offered securities. Whether or not any of the offered securities are listed on a national securities exchange or the underwriters, dealers or agents, if any, involved in the sale of the offered securities make a market in such offered securities, no assurance can be given as to the liquidity of the trading market for such offered securities.

    To facilitate an offering of securities, certain persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than have been sold to them by Tyco. In addition, to cover such over-allotments or short positions, the persons may purchase in the open market or exercise the over-allotment option granted to such persons. In addition, such persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to dealers participating in any such offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities above independent market levels. The persons participating in any offering are not required to engage in these activities, and may end any of these activities at any time.

    Certain of the underwriters, dealers or agents and their associates may engage in transactions with and perform services for Tyco and its subsidiaries and affiliates in the ordinary course of business for which they receive customary compensation.

               SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

    Tyco is organized under the laws of Bermuda. Tyco is a holding company but has significant operating subsidiaries, and a substantial portion of its assets, located outside of the United States. As a result, it may be difficult for holders of Tyco securities to serve notice of a lawsuit on Tyco within the

United States. It may also be difficult for Tyco security holders to enforce, in Bermuda, judgments obtained in United States courts. Furthermore, Tyco's Bermuda counsel, Appleby Spurling & Kempe, has advised Tyco that there is some doubt as to the enforcement in Bermuda, in original actions or in actions for enforcement of judgments of United States courts, of liabilities predicated upon United States federal securities laws (including civil liabilities under such laws), although Bermuda courts will generally enforce foreign judgments for liquidated amounts in civil matters subject to some conditions and exceptions.

                                 LEGAL MATTERS

    Certain U.S. legal matters regarding the securities will be passed upon for Tyco by Wilmer, Cutler & Pickering, Washington, D.C. Certain matters under the laws of Bermuda related to the securities will be passed upon for Tyco by Appleby Spurling & Kempe, Hamilton, Bermuda, Bermuda counsel to Tyco.
Michael L. Jones, Secretary of Tyco, is a partner of Appleby Spurling & Kempe. Wilmer, Cutler & Pickering will rely on Appleby Spurling & Kempe with respect to matters of Bermuda law.

                                    EXPERTS

    The consolidated financial statements and financial statement schedule of Tyco as of September 30, 1999 and 1998, and for the years ended September 30, 1999 and 1998 and the nine months ended September 30, 1997, included in Tyco's Annual Report on Form 10-K/A filed on June 26, 2000, and incorporated by reference in this document, have been audited by PricewaterhouseCoopers, independent accountants, as set forth in their report included therein. In its report, that firm states that with respect to certain subsidiaries its opinion is based upon the reports of other independent accountants, namely Deloitte & Touche LLP (as it relates to the consolidated statements of operations, changes in stockholders' equity and cash flows of United States Surgical Corporation and its subsidiaries for the nine-month period ended September 30, 1997 and the related financial statement schedule for the nine-month period ended
September 30, 1997) and Arthur Andersen LLP (as it relates to the consolidated balance sheet of AMP Incorporated and subsidiaries as of September 30, 1998 and the related consolidated statements of income, shareholders' equity and cash flows for the year ended September 30, 1998 and the nine months ended
September 30, 1997). The consolidated financial statements and financial statement schedule referred to above have been incorporated herein in reliance on said reports given on the authority of such firms as experts in auditing and accounting.

                                   39,000,000

                                     [LOGO]

                                 COMMON SHARES
                              -------------------

                             PROSPECTUS SUPPLEMENT
                                  June 1, 2001

                              -------------------

                                LEHMAN BROTHERS